Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

May 14, 2024

VIA EDGAR CORRESPONDENCE

Aaron Brodsky
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Mr. Brodsky:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 5, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill GLP-1 & Weight Loss ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

With regard to the ticker, please confirm supplementally whether the Fund will invest in the securities of any companies with a connection to Ozempic and Novo Nordisk. If not, given the ticker, please explain how the disclosure in the registration statement will not be materially misleading if the Fund will not be investing in companies tied to Ozempic/Novo Nordisk.

Response to Comment 1

The Adviser currently expects Novo Nordisk, the maker of the GLP-1 drug known as “Ozempic,” to be one of the Fund’s top holdings.

Neither the Adviser nor the Registrant believe that the use of “OZEM” as the Fund’s ticker symbol is materially misleading. As is described in detail throughout the Registration Statement, including the first two sentences of the section entitled “Principal Investment Strategies,” reproduced below, the Fund’s entire investment thesis relates to investing in companies who are developing GLP-1 & Weight Loss Drugs.

The Fund is an actively managed exchange-traded fund (“ETF”) that pursues its investment objective by seeking to provide exposure to companies involved in the development of pharmaceutical drugs and/or supplements that can be utilized to help individuals lose weight, maintain an ideal weight, and/or maintain body composition during weight loss (“GLP-1 & Weight Loss Drugs”). The Fund will focus its investments in the securities of companies that have GLP-1 & Weight Loss Drugs currently undergoing Phase I, Phase II, and/or Phase III of U.S. Food & Drug Administration (“FDA”) clinical trials, in securities of companies with GLP-1 & Weight Loss Drugs that have been approved by the FDA, and/or in securities of companies that support the manufacturing and distribution of GLP-1 & Weight Loss Drugs (“GLP-1 & Weight Loss Companies”).

While there are a number of so-called GLP-1 and other weight loss drugs that have come to market in recent years, Ozempic has entered the vernacular as the shorthand for the entire class of these drugs. Accordingly, the ticker “OZEM” is a perfectly legitimate and not misleading symbol for a fund entitled “Roundhill GLP-1 & Weight Loss ETF” (emphasis added) that seeks to provide exposure to the companies producing and supporting this entire class of drugs.

To the extent that the Staff is concerned about confusion for investors between the Fund and Novo Nordisk, the Registrant respectfully points out that Novo Nordisk is a company that recently celebrated its 100th birthday and is currently Europe’s largest company by market capitalization.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP